

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

June 2, 2009

Ms. Carol B. Tome
The Home Depot, Inc.
2455 Paces Ferry Road, NW
Atlanta, Georgia 30339

      RE: The Home Depot, Inc.
              Form 10-K for the fiscal year ended February 1, 2009
              Filed April 2, 2009
              Definitive Proxy Statement on Schedule 14A filed on April 15, 2009
              File #1-8207

Dear Ms. Tome:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

      If you have any questions regarding comments on the financial statements and related matters, please direct them to Tricia Armelin, Staff Accountant, at (202) 551-3747 or, in her absence, to the undersigned at (202) 551-3689. Please contact Chambre Malone, Staff Attorney, at (202) 551-3262 or, in her absence, Andy Schoeffler, Senior Attorney, at (202) 551-3748 with any other questions.

                         Sincerely,

                         John Hartz
                         Senior Assistant Chief Accountant